Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

And deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: PotlatchDeltic Corporation

Subject Company: CatchMark Timber Trust, Inc.

Filer’s Commission File Number: 001-36239

Date: May 31, 2022

The following is the script for a PotlatchDeltic Corporation and CatchMark Timber Trust, Inc. investor call:

PotlatchDeltic & CatchMark

Investor Conference Call

May 31, 2022

Thank you, [operator name].

Before we start the call, I want to remind everyone that this call will contain forward-looking statements. Please review the warning statements in our press release, on the presentation slides and in our filings with the SEC concerning the risks associated with these forward-looking statements.

I would like to welcome you to the joint PotlatchDeltic and CatchMark investor call and webcast. With me in the room are Eric Cremers, President and Chief Executive Officer of PotlatchDeltic, and Brian Davis, President and Chief Executive Officer of CatchMark.

This morning, PotlatchDeltic and CatchMark issued a joint press release announcing a business combination to further enhance our position as a leading timberland REIT and lumber manufacturer. We are excited to discuss the strategic and financial rationale of bringing these two great companies together.

I will now hand the call over to Eric to discuss the merger.

Thank you, Jerry.

Good morning and thank you for joining our call on short notice.

I am excited to be in Atlanta, Georgia this morning with Brian Davis to announce the merger of two great companies with a considerable history of timberland ownership. The combination will further diversify us as we will own nearly 2.2 million acres of timberland across eight states. Importantly, approximately 70 percent of our total timberlands ownership will be in highly productive and strengthening southern markets. CatchMark operates in some of the strongest markets in the U.S. South with a deep base of well-capitalized mill customers.

We will also continue to produce about 1.1 billion board feet of lumber annually along with 150 million square feet of industrial grade plywood in our wood products business. Upon completing the merger, we will still be the timber REIT with the most leverage to lumber prices and we will continue to enjoy the upside from strong U.S. housing fundamentals.

In addition, the combination will result in a diverse real estate portfolio with CatchMark’s timberlands located close to large population centers. We plan to leverage our rural land sales expertise and strategy, along with the CatchMark team’s local market knowledge, to maximize rural real estate sales opportunities. Increasingly, we are seeing interest in natural climate solution projects such as the attractive solar transaction we closed in the first quarter.

The company will be headquartered in Spokane, Washington and I will continue to serve as President and CEO and Mike Covey will also remain Chairperson. We plan to maintain a regional office in Atlanta.

There are three major benefits to the combination of the companies that will provide meaningful CAD synergies going forward. First, there is an opportunity to reduce the cost of managing CatchMark’s timberlands by insourcing those activities and managing them under the successful PotlatchDeltic model. Second, there is also an opportunity to reduce corporate overhead which is currently required to run two separate stand-alone public companies. Third, we plan to use a portion of our existing interest rate swaps to refinance CatchMark’s debt at lower interest rates.

There are a series of slides accompanying this presentation which provide more detail about the merger and outline the benefits. Let me offer some background on how we got here and then Brian will provide some comments on why he and the CatchMark Board feel this is the right combination for the organization.

We approached CatchMark about combining our companies several months ago. We had many discussions with Brian and his team to explore the merits of a merger and we are pleased to have reached an agreement that benefits both companies. Under the terms of the transaction agreement, CatchMark stockholders will receive 0.23 shares of PotlatchDeltic stock for each CatchMark share. This values the company at approximately $919 million based on PotlatchDeltic’s closing share price on May 27, 2022, including approximately $273 million of CatchMark net debt. Importantly, this stock structure will provide stockholders of both companies with the opportunity to participate in the significant upside potential of this combination. We are confident that combining our complementary assets and operations will allow us to create stockholder value greater than what could be achieved by either company independently.

The merger is expected to close in the second half of 2022, subject to completion of customary closing conditions including approval by CatchMark stockholders. We look forward to achieving the benefits of the combination. Now let me turn it over to Brian for some comments.

Thank you, Eric.

I agree with Eric’s comments wholeheartedly. We at CatchMark are excited about combining the two companies and unlocking value for our stockholders.

Over the last two years, we set out to simplify our business, reduce leverage, and position CatchMark for growth. We also developed a comprehensive plan to maximize value for our stockholders on a standalone basis. Our recent strong results highlighted those efforts.

We also conducted a robust and competitive exploration process with several external parties, including PotlatchDeltic. Having considered all the options, the CatchMark Board and I are convinced the combination with PotlatchDeltic is the best path forward for our stockholders.

I’m personally committed to work with Eric, the other senior executives, and the Board of Directors to ensure we successfully execute on the potential of the merger to unlock value and capture the significant benefits of the combined company.

Let me turn it back over to Eric for additional comments.

Thank you, Brian.

We very much look forward to working with you to make the combined companies one of the nation’s leading timber REITs.

We are confident about the financial underpinnings of this merger and its benefits for the stockholders and employees of both companies. Excluding one-time costs needed to achieve the synergies and a full synergy run rate, we expect Cash Available for Distribution (or CAD) per share will be modestly positive in the first full year after merger close. As you can see on slide 12 in our materials, we’ve identified an estimated $16 million of synergies that will lead to an increase in CAD. We are confident in our ability to attain these synergies, especially with Brian’s knowledge and help.

We will issue approximately 11.5 million shares of PotlatchDeltic stock to CatchMark stockholders to consummate the merger. Once the merger is complete, CatchMark stockholders will see their dividend increase approximately 35 percent when you adjust PotlatchDeltic’s current regular dividend for the exchange ratio. The addition of CatchMark’s cash flows and the CAD synergies provide strong coverage for our attractive and growing dividend. Also, continued strong lumber prices mean there is a high potential that we will pay a special dividend in 2022.

Before opening it up to questions, let me say again how excited we are to be combining two great companies that will offer investors more scale and liquidity, a larger geographic footprint, more market diversity and sustainable long-term value. For the employees of each company there will be more opportunities for growth and advancement. We are also pleased to continue a strong presence in Atlanta and throughout the rural communities where both companies operate.

We continue to have strong earnings from our core businesses and we expect to report another excellent quarter on our earnings conference call in July.

[Operator name] we will now turn the call over for questions.

Important Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed merger transaction involving PotlatchDeltic Corporation (“PotlatchDeltic) and CatchMark Timber Trust, Inc. (“CatchMark”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, PotlatchDeltic plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that constitutes a prospectus of PotlatchDeltic and will also include a proxy statement of CatchMark. After the Registration Statement has been declared effective, CatchMark will mail the definitive proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about PotlatchDeltic, CatchMark, the proposed transaction and related matters. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus) in connection with the proposed merger, when available. Investors will be able to obtain free copies of the proxy statement/prospectus, when it is filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on PotlatchDeltic’s website at www.potlatchdeltic.com (which website is not incorporated herein by reference), for documents filed with the SEC by PotlatchDeltic, or on CatchMark’s website at www.catchmark.com (which website is not incorporated herein by reference), for documents filed with the SEC by CatchMark.

Participants in the Solicitation

PotlatchDeltic and CatchMark and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CatchMark in connection with the merger transaction. Certain information about the directors and executive officers of PotlatchDeltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 29, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. Certain information about the directors and executive officers of CatchMark is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 3, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 15, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these document from PotlatchDeltic and CatchMark using the contact information above.

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